Bone Biologics Corporation

2 Burlington Woods Drive, Suite 100

Burlington, MA 01803

February 27, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jane Park

Re:	Bone Biologics Corporation Registration Statement on Form S-1 File No. 333-276771

Ladies and Gentlemen:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended, Bone Biologics Corporation, a Delaware corporation, hereby requests that the effectiveness of the registration statement on Form S-1 (File No. 333-276771), initially filed with the U.S. Securities and Exchange Commission on January 30, 2024, as amended by Pre-Effective Amendment No. 1 filed on February 23, 2024 and Pre-Effective Amendment No. 2 filed on February 26, 2024, be accelerated so that the registration statement becomes effective at 5:15 p.m. Eastern Time on February 28, 2024 or as soon thereafter as practicable.

If you have any questions regarding this request, please contact Alexander R. McClean of Harter Secrest & Emery at (585) 231-1248.

Very truly yours,

Bone Biologics Corporation

By:	/s/ Jeffrey Frelick
Jeffrey Frelick
President and Chief Executive Officer